UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 22, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich,
December 2010
Addendum to the Agenda (upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”)
of the Annual Shareholders’ Meeting of Siemens AG
to be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Tuesday, January 25, 2011, at 10:00 a.m. (local time)
Dear Shareholders:
Pursuant to § 122 (2) of the German Stock Corporation Act (AktG), the “Verein von Belegschaftsaktionären in der Siemens AG e.V.” whose shares, together with the shares of shareholders who duly authorized it in this respect, make up a proportionate ownership of at least EUR 500,000 in the capital stock has demanded that the following item be placed on the Agenda for consideration at the Annual Shareholders’ Meeting of Siemens AG, Berlin and Munich, to be held on January 25, 2011 and that such item be disclosed.
Therefore, the Agenda is hereby supplemented by the following Agenda Item 14, with the former Agenda Items 1 through 13 being retained:
Upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”:
14. Resolution on an amendment to § 2 of the Articles of Association of Siemens AG
As a result of the highly encouraging business development, Managing Board members’ remuneration, as compared to fiscal year 2009, rose 25 percent and the shareholders’ dividend has increased by more than 68 percent. Growth in employees’ salaries is lagging far behind this trend.
Due to their double role as shareholders and employees, the employee shareholders of Siemens AG are highly interested in a sustainable corporate policy, long-term economic success and the Company’s continued existence. These goals are threatened by the increasing imbalance described above.
The “Verein von Belegschaftsaktionären in der Siemens AG e.V.” proposes that the following resolution be approved and adopted:
§ 2 of the Articles of Association shall be amended by a subsection 3 to read as follows:
“The Company undertakes - in line with the recommendations of the German Corporate Governance Code - to reasonably consider the interests of all relevant groups, i.e. shareholders, employees, customers, suppliers and the general public. The interests of shareholders and employees shall rank pari passu with one another.”
Position of the Management of Siemens AG on the motion submitted by the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”
We recommend to vote against the motion on Item 14 of the Agenda.
The Managing Board and the Supervisory Board hold the view that, in addition to the interests of our shareholders, we must take into account the interests of employees, customers and other related groups in order to achieve sustainable corporate success. The German Corporate Governance Code clarifies the obligation of the Supervisory Board and the Managing Board to ensure the Company’s continued existence as a going concern and its sustainable value creation in conformity with the principles of the social market economy. Siemens feels committed to the requirements of the German Corporate Governance Code. There is no need to include a corresponding provision in the Articles of Association, all the more so as it is impossible to present in sufficient detail the multi-layered and complex question of corporate interests and their order of priority in a short text passage such as the one proposed.
The supplementary motion has been released for publication to such media sources that can be assumed to distribute the information throughout the European Union.
By order of the Managing Board
Siemens Aktiengesellschaft
This version of the Addendum to the Agenda of the Annual Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 22, 2010
/s/ dr. Werner Schick Name: Dr. Werner Schick
Title: Chief Counsel - Corporate/Capital Markets

/s/ Dr. Christian Bleiweiss Name: Dr. Christian Bleiweiss
Title: Head of Capital Markets (Legal)